Exhibit 12.1

EXHIBIT 12.1 – STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions except financial ratios, share and per share data)

	2015	2014	2013	2012	2011
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENTAGE OF SALES
A Net income attributable to Innospec Inc.	$119.5	$84.1	$77.8	$66.9	$47.1
B Net sales	$1012.3	$960.9	$818.8	$776.4	$774.4
A % of B	11.8%	8.8%	9.5%	8.6%	6.1%

2. EFFECTIVE TAX RATE AS A PERCENTAGE
C Income taxes	$32.8	$26.8	$15.0	$26.4	$3.1
D Income before income taxes	$152.3	$110.9	$92.8	$93.3	$50.2
C % of D	21.5%	24.2%	16.2%	28.3%	6.2%

3. CURRENT RATIO
E Current assets	$458.7	$414.2	$407.4	$296.6	$320.3
F Current liabilities	$206.1	$222.9	$155.6	$147.3	$146.0
Ratio of E to F	2.2	1.9	2.6	2.0	2.2

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G Net income attributable to Innospec Inc.	$119.5	$84.1	$77.8	$66.9	$47.1
H Basic shares outstanding	24,107	24,391	23,651	23,187	23,568
I Diluted shares outstanding	24,612	24,878	24,156	23,850	24,520
G/H Basicearnings per share attributable to Innospec Inc.	$4.96	$3.45	$3.29	$2.89	$2.00

G/I Dilutedearnings per share attributable to Innospec Inc.	$4.86	$3.38	$3.22	$2.81	$1.92

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.